Via Facsimile and U.S. Mail
Mail Stop 4720

November 3, 2009

Robert V. Cuddihy, Jr.
Chief Operating Officer
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Re: The Quigley Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 9, 2009
      File Number: 000-21617

Dear Mr. Cuddihy:

        We have reviewed your October 15, 2009 response to our October 5, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 27

1. Please refer to your response to prior comment one. Please revise your proposed disclosure to quantify each component of the $586,528 portion and the $544,911 portion of the 2008 return provision. It appears that both amounts include returns due to discontinued products. The $586,528 portion includes an estimate for returns due to expired products and an estimate of returns for discontinued product due to poor retail sell through. The $544,911 is mainly due to discontinued products.

2. Please refer to your response to prior comment two. As it appears that a material amount of the current year provision was attributable to a change in return estimate for prior period sales, please revise your roll-forward schedule on page 28 to

separately disclose the amount of the provision due to current year sales and prior period sales. In assessing materiality, we believe that consideration should be given to the effect on loss from continuing operations before taxes for the periods presented.

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-4

3. Please refer to the revised Statements of Cash Flows for the three year fiscal period ended December 31, 2008 and the quarterly period ended March 31, 2008 in your response to prior comment three. It is not clear whether operating, investing and financing activities related to the discontinued operations for each period is presented in their respective categories, particularly given that you now have included cash and cash equivalents of discontinued operations at the bottom of the statements of cash flows as part of a reconciliation of beginning cash and cash equivalents to ending cash and cash equivalents. Please revise to appropriately classify operating, investing and financing activities related to the discontinued operations or tell us how your presentation complies with SFAS 95.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant